[redacted]

11021684

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

L
235-0123
Expires: April 30, 2013
Estimated average burden hours per response 12.00

SEC MAIL PROCESSING SECTION RECEIVED MAY 26 2011 WASH, D.C. 211

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-29418

KH 8/17

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/10 (MM/DD/YY) AND ENDING 03/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Curbstone Financial Management Corp

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

741 Chestnut Street
(No. and Street)

Manchester, (City) NH (State) 03104 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas M. Lowry, IV CFP 603-624-8462
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Roy & Bertas CPAs, P.C.
(Name – *if individual, state last, first, middle name*)

697A Union Street, (Address) Manchester, (City) NH (State) 03104 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 8/17

OATH OR AFFIRMATION

I, Thomas M. Lewry IV, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Curbstone Financial Management Corporation, as of March 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President

Title

Karen Varney
Notary Public

KAREN VARNEY, Notary Public
My Commission Expires February 2, 2016

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CURBSTONE FINANCIAL
MANAGEMENT CORPORATION

Audited Financial Statements
And Supplemental Schedules

For The Years Ended
March 31, 2011 and 2010

CURBSTONE FINANCIAL MANAGEMENT CORPORATION

(See Independent Auditor's Report)

Table of Contents

ROY & BENTAS CPAs, P.C.
697A Union Street, Manchester, NH 03104-3632
Telephone (603) 625-5715 or (603) 626-1040; Fax (603) 625-5717

INDEPENDENT AUDITOR'S REPORT

To the Stockholders of **Curbstone Financial Management Corporation**
Manchester, New Hampshire

We have audited the accompanying statements of financial condition of Curbstone Financial Management Corporation (a New Hampshire corporation. Hereafter "the Company") as of March 31, 2011 and 2010, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion An audit included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Curbstone Financial Management Corporation as of March 31, 2011 and 2010, and the results of its operations and its cash flows for the years then ended in conformity with accounting principals generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

George Bentas, CPA

Roy & Bentas CPAs, P.C.
Certified Public Accountants
Manchester, New Hampshire
May 19, 2011.

CURBSTONE FINANCIAL MANAGEMENT CORPORATION
STATEMENTS OF FINANCIAL CONDITION
MARCH 31, 2011 AND 2010

ASSETS

	2011	2010
Current Assets:		
Cash and Cash Equivalents	$ 217,919	$ 311,486
Accounts Receivable	1,011	3,838
Prepaid Expenses	3,930	0
Prepaid Federal Corporate Taxes	25,360	0
Prepaid State Corporate Taxes	3,300	2,280
Deferred Tax Asset	0	513
Total Current Assets	251,520	318,117
Fixed Assets:		
Total Equipment and Furniture	104,424	87,968
Less: Accumulated Depreciation	(88,365)	(81,834)
Net Fixed Assets	16,059	6,134
Other Assets:		
Cash Value of Life Insurance	42,589	45,146
Total Other Assets	42,589	45,146
Total Assets	**$ 310,168**	**$ 369,397**

LIABILITIES AND STOCKHOLDERS' EQUITY

	2011	2010
Current Liabilities:		
Accounts Payable	$ 13,766	$ 13,317
Accrued Other Expenses	11,174	10,265
Federal Corporate Taxes Payable	0	20,482
Deferred Tax Laibility	413	0
Total Current Liabilities	25,353	44,064
Stockholders' Equity:		
Common Stock, par value $100, 1,000 shares authorized. 102 shares issued and outstanding.	10,200	10,200
Additional Paid-In Capital	258,415	258,415
Retained Earnings	16,200	56,718
Total Stockholders' Equity	284,815	325,333
Total Liabilities and Stockholders' Equity	**$ 310,168**	**$ 369,397**

See Independent Auditor's Report
The accompanying notes are an integral part of these financial statements.

CURBSTONE FINANCIAL MANAGEMENT CORPORATION
STATEMENTS OF INCOME AND CHANGES IN RETAINED EARNINGS
FOR THE YEARS ENDED MARCH 31, 2011 AND 2010

		2011	%		2010	%
Revenues:						
Management and Investment Advisory Income	$	1,197,280	97.4%	$	1,067,594	97.1%
Insurance Commissions Income		30,615	2.5%		31,124	2.8%
Interest and Dividend Income		1,224	0.1%		1,287	0.1%
Total Revenues		1,229,119	100.0%		1,100,005	100.0%
Operating Expenses:						
Selling Expenses - See Supplemental Schedule		94,371	7.7%		80,777	7.3%
General and Administrative Expenses - See Supplemental Schedule		1,165,642	94.8%		930,673	84.6%
Total Operating Expenses		1,260,013	102.5%		1,011,450	91.9%
Income/(Loss) Before Other Income/(Expenses)		(30,894)	-2.5%		88,555	8.1%
Other Income/(Expenses):						
Less: Change in Deferred Taxes		(926)	-0.1%		0	0.0%
Less: Change in Cash Value of Life Insurance		(2,557)	-0.2%		0	0.0%
Less: Federal Corporate Income Taxes		0	0.0%		(20,418)	-1.9%
Less: State of NH Corporate Income Taxes		(6,141)	-0.5%		(4,681)	-0.4%
Total Other Income/(Expenses)		(9,624)	-0.8%		(25,099)	-2.3%
Income/(Loss) Before Extraordinary Item		(40,518)	-3.3%		63,456	5.8%
Extraordinary Item - Sale of Boston Stock Exchange Seat, Net of $4,904 in federal corporate income taxes		0	0.0%		8,358	0.8%
Net Income/(Loss)	$	(40,518)	-3.3%	$	71,814	6.5%
Beginning - Retained Earnings		56,718			(60,755)	
Add: Adjustment for Deferred Taxes		0			513	
Add: Correction for Life Insurance Policy Error		0			45,146	
Beginning - Retained Earnings, as Restated		56,718			(15,096)	
Ending - Retained Earnings	$	**16,200**		$	**56,718**	

See Independent Auditor's Report

The accompanying notes are an integral part of these financial statements.

CURBSTONE FINANCIAL MANAGEMENT CORPORATION
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED MARCH 31, 2011 AND 2010

		2011		2010
Cash Flows from Operating Activities:				
Net Income/(Loss)	$	(40,518)	$	71,814
Adjustments to reconcile net income to net cash flows provided by/ (used for) operating activities:				
Depreciation		6,531		6,917
Extraordinary Gain		0		(13,262)
Change in Deferred Taxes		926		0
Change in Cash Value of Life Insurance		2,557		0
(Increase)/Decrease in Accounts Receivable		2,827		(1,572)
(Increase)/Decrease in Prepaid Expenses		(3,930)		0
(Increase)/Decrease in Prepaid Corporate Income Taxes		(26,380)		(2,280)
Increase/(Decrease) in Accounts Payable		449		9,018
Increase/(Decrease) in Accrued Other Expenses		909		2,786
Increase/(Decrease) in Corporate Taxes Payable		(20,482)		13,169
Total Adjustments		(36,593)		14,776
Net Cash Flows Provided by/(Used for) Operating Activities		(77,111)		86,590
Cash Flows from Investing Activities:				
Cash Purchases of Equipment and Furniture		(16,456)		(1,248)
Net Cash Flows Used for Investing Activities		(16,456)		(1,248)
Cash Flows from Financing Activities:				
Proceeds from Sale of Stock Exchange Seat		0		13,262
Net Cash Flows Provided by Financing Activities		0		13,262
Net Increase/(Decrease) in Cash and Cash Equivalents		(93,567)		98,604
Cash and Cash Equivalents - Beginning		311,486		212,882
Cash and Cash Equivalents - Ending	$	**217,919**	$	**311,486**
Supplemental Disclosures of Cash Flow Information:				
Cash Paid During the Year For:				
Federal Corporate Taxes	$	25,360	$	9,787
State Corporate Taxes	$	7,161	$	9,328

See Independent Auditor's Report
The accompanying notes are an integral part of these financial statements.

CURBSTONE FINANCIAL MANAGEMENT COPRORATION
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED MARCH 31, 2011 AND 2010

	(Capital) Common Stock	Additional Paid-In Capital	Retained Earnings	Totals
Balance - April 1, 2009	$ 10,200	258,415	(60,755)	$ 207,860
Prior Period Adjustment - Life Insurance			45,146	45,146
Prior Period Adjustment - Deferred Taxes			513	513
Net Income - 2010			71,814	71,814
Balance - March 31, 2010	$ 10,200	258,415	56,718	$ 325,333
Net Loss - 2011			(40,518)	(40,518)
Balance - March 31, 2011	$ 10,200	258,415	16,200	$ 284,815

See Independent Auditor's Reports.
The accompanying notes are an integral part of these financial statements

NOTE 1 - Summary of Significant Accounting Policies:

The following is a summary of significant accounting policies followed in the preparation of the financial statements. The policies conform accounting principals generally accepted in the United States of America, and have been consistently applied.

A. Nature of Business

Curbstone Financial Management Corporation (hereafter "Company") was incorporated in the State of New Hampshire on February 9, 1983. The Company's principal line of business is that of an investment management firm and financial advisor. The Company is a broker-dealer registered with the SEC and is a member of various exchanges and the Financial Industry Regulatory Authority (FINRA). The Company's customers consist of individuals, Pension Plans, Estates and Trusts located in the State of New Hampshire. The Company's office is in Manchester, New Hampshire.

B. Basis of Accounting

The Company's policy is to prepare its financial statements on the accrual basis of accounting. Revenues are recognized when earned rather than when received, and expenses are recognized when accrued rather than when cash is disbursed.

C. Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

D. Accounts Receivable and Uncollectible Accounts

Accounts receivables are recorded at net realizable value. The Company's history indicates full collections on their accounts receivables. Further, accounts receivable has historically been an immaterial balance sheet item. The Company had no uncollectible accounts for the fiscal years ended March 31, 2011 and 2010.

E. Estimates Used in the Preparation of Financial Statements

The preparation of financial statements in conformity with U.S. generally accepted accounting principles in the United States of America (U.S. GAAP) requires management to make estimates and assumptions that affect reported amounts in the financial statements and accompanying notes. Actual amounts could differ from those estimates, and changes would most likely be reported in future periods. Management believes that the estimates and assumptions used are reasonable.

-Continued on Next Page-

NOTE 1 - **Summary of Significant Accounting Policies - Continued:**

F. Fixed Assets and Depreciation

The Company records its fixed assets on a historical cost basis. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. Repairs and maintenance are charged to operations as incurred, whereas major betterments are capitalized. Depreciation expense was $6,531 and $6,917, respectively. Fixed assets and accumulated depreciation consist of the following:

Description	Cost Basis	Accumulated Depreciation	Undepreciated Cost
Office Furniture & Equipment	$ 6,512	$ 6,018	$ 494
Computer Equipment	97,912	82,347	15,565
Totals	$ 104,424	$ 88,365	$ 16,059

G. Income Taxes

According to ASC (Accounting Standards Codification) 740 and FIN 48 - *Implementation Guidance on Accounting for Uncertainty in Income Taxes and Disclosure Amendments for Nonpublic Entities* the Company is required to evaluate all significant tax positions. As of March 31, 2011, the Company does not believe that it has taken any tax positions that would require the recording of any additional tax liability nor does it believe that there are any unrealized tax benefits that would either increase or decrease within the next twelve months. The Company's income tax returns are subject to examination by the appropriate taxing jurisdictions. As of March 31, 2010, the Company's federal and various state tax returns generally remain open for the last three years. Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due, plus deferred taxes related primarily to differences between the basis of assets for financial and income tax reporting. The deferred tax assets represent the future tax return consequences of those differences, which will be deductible when the assets are recovered.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to depreciable assets (use of different depreciation methods and lives for financial statement and income tax purposes). The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be deductible or taxable when the assets and liabilities are recovered or settled. Deferred taxes also are recognized for operating losses and tax credits that are available to offset future taxable income.

-Continued on Next Page-

NOTE 1 - Summary of Significant Accounting Policies - Continued:

G. Income Taxes - Continued

The Company recognizes deferred tax assets and liabilities in accordance with ASC (Accounting Standards Codification) 740 (formerly *SFAS No. 109, Accounting for Income Taxes*). The gross deferred tax assets at March 31, 2011 were $5,664, and the gross deferred tax laibilities at March 31, 2011 were $6,077; thus, a Net Deferred Tax Liability of $413 was reported on the balance sheet for March 31, 2011.

The Company has a loss carryforward of $8,239 that may be offset against future taxable income. This carryforward loss expires on March 31, 2031. In addition, the Company has $16,455 in tax depreciation carryforward in accordance with IRC Section 179 that may also be offset against future taxable income.

The Company's provision for New Hampshire corporate taxes in the accompanying financial statements reflects the accrued taxes currently due (or overpaid). The Company had unused tax credits applicable to the New Hampshire Business Profits Tax.

The Company had $6,229 and $84 at March 31, 2011 and 2010, respectively in tax credits to be carried forward and applied against the New Hampshire Business Profits Tax of future years. The Company is still subject to the New Hampshire Business Enterprise Tax that is not reduced by these tax credits. Accrued New Hampshire taxes were $6,141 and $4,681 for March 31, 2011 and 2010, respectively.

H. Fair Value of Financial Instruments

The Company is required to disclose the estimated fair value of its financial instruments in according with FASB Codification ASC 820 (formerly *SFAS No. 107, "Disclosures about Fair Value of Financial Instruments*). Fair value estimates, methods, and assumptions are set forth below for the Company's financial instruments. The carrying amounts of cash, other current assets, accounts payable, accrued liabilities approximate fair value because of the short maturity of those instruments. The Company carries its security investments at market value and unrealized gains and losses are reflected in income.

I. Advertising Costs

The Company follows the policy of charging the costs of advertising to expense as incurred. Advertising expense for the years ended March 31, 2011 and 2010 were $1,609 and $805, respectively.

-Continued on Next Page-

NOTE 1 - Summary of Significant Accounting Policies - Continued:

J. Impairment of Long-Lived Assets

The Company reviews the lives of long-lived assets, which include property, plant, equipment, and intangible assets for impairment whenever events or changes in circumstances indicate that the related carrying amount may not be recoverable. The measurement of the impairment loss to recognize is based on the difference between the fair value and the carrying amounts of the assets. There were no impairments recognized during the fiscal years ended March 31, 2011 and 2010.

K. Compensated Absences

Certain employees are entitled to paid vacation and sick time, depending on length of service. The Company follows GAAP which requires the Company to accrue non-shareholder/employee paid time-off when earned. These amounts totaled $8,750 and $8,190, respectively.

NOTE 2 – Operating Lease Commitment:

The Company occupies its office space under a triple-net lease agreement with the Company's president (See Note 3). The terms of this lease are for a period of three (3) years from April 1, 2010 to March 31, 2013. The Company is responsible for all utilities, real estate taxes, insurance, and repairs and maintenance on the office. The lease was renewed effective April 1, 2010 at a monthly rate of $2,800, plus a 4% escalation charge effective every April 1. Rent expense totaled $33,600 and $50,916 for years ended March 31, 2011 and 2010, respectively.

The Company leases its copier machine under an agreement classified as an operating lease. This agreement requires a monthly payment of $360. The Company extended operating lease by 42 months in May 2010 for its office copier at the same rate. Equipment rental expense totaled $4,320 and $4,320 for the years ended March 30, 2011 and 2010, respectively.

The following is a schedule by years of future minimum rentals under the lease agreement in effect at March 31, 2011:

Years Ending March 31,		Equipment Rental		Office Rent
2012	$	4,320	$	33,600
2013	$	4,320	$	34,944
2014	$	4,320*	$	36,336
2015	$	4,320*	$	37,800*
2016+	$	4,320*	$	39,312*

(*) Denotes that these amounts are estimates only.

-Continued on Next Page-

NOTE 3 – Related Party and Office Rent:

The Company has a lease agreement with its stockholder for its office space in Manchester, NH (See Note No 2). The rental payments to this realted party totaled $33,600 and $50,916 for the years ended March 31, 2011 and 2010, respectively.

NOTE 4 – Profit Sharing Plan:

The Company has a non-contributory profit-sharing plan for its qualified employees. The Company has amended and restated its plan effective April 1, 1989 for its qualified employees to a 401(k) profit sharing plan. The plan is available for company employees who meet the eligibility requirements as set forth in the plan. Discretionary Company contributions to the plan totaled $-0- and $-0- for the years ended March 31, 2011 and 2010. Required Company contributions to the plan totaled $24,730 and $28,168 for the years ended March 31, 2011 and 2010, respectively.

NOTE 5 – Net Capital and Aggregate Indebtedness:

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At March 31, 2010 and 2009, the Company was in compliance with this Rule.

NOTE 6 – Clearing Arrangements:

Essentially all customer stock and bond transactions are introduced and cleared through Raymond James and Associates, Inc. or Charles Schwab as custodians.

NOTE 7 – Common Stock and Ownership:

The Company is authorized to issue 1,000 shares of common stock. The Company has issued and outstanding one hundred-and-two (102) shares of common stock at $100 par value. Of these 102 shares, the Company's President (Thomas M. Lewry IV) owns one hundred (100) shares, an employee - Pamela Diamantis owns One (1) share, and another employee – Melvin J. Severance III owns one (1) share of Common Stock.

NOTE 8 - Concentration of Credit Risk:

The Company held cash on deposit with a single financial institution located in Manchester, NH. These deposits at times exceed FDIC insured limits of $250,000 during the years ended March31, 2011 and 2010. Management of the Company believes the credit risk of using a single depository is not significant. ***-Continued on Next Page-***

NOTE 9 – Cash Value of Life Insurance Policy:

The Company owns a universal life insurance contract that accumulates a cash surrender value. The policy is on the life of the Company's President. The Company has made payments totaling $3,521 and $3,521 towards this policy during the years ended March 31, 2011 and 2010, respectively. The cash values and death benefits are summarized as follows:

Employee		Death Benefits		Cash Values @ 3/30/2010		Cash Values @ 3/31/2011
Thomas M. Lewry IV	$	500,000	$	45,146	$	42,589

In addition to the life insurance policy that accumulates the cash value above, the Company has a term life policy that does not accumulated a cash value. The policy is on the life of a minority shareholder/employee with a death benefit of $1,000,000. The Company has made payments totaling $9,000 and $-0- towards this policy during the years ended March 31, 2011 and 2010, respectively.

NOTE 10 – Extraordinary Item:

For the year ended March 31, 2010, the Company recognized a gain on the sale of its Boston Stock Exchange for $13,262. The sale occurred in the March 31, 2009 fiscal year, and in that year the Company recognized a gain of $324,857; Total sale price was $334,357.

NOTE 11 – New Accounting Pronouncements:

The Financial Accounting Standards Board (FASB) issued guidance effective July 1, 2009 that requires all then-existing non-SEC accounting and reporting standards to be superseded by the *FASB Accounting Standards Codification*, the source of authoritave GAAP recognized by the FASB to be applied by nongovernment entities. Previous references to then-existing non-SEC accounting and reporting standards were removed and are reflected in the Company's notes.

NOTE 12 – Prior Period Adjustment:

During the fiscal year ended March 31, 2010, we became aware of an error in the financial statements. The Company pays premiums on a universal life insurance policy on the President's life totaling $3,521 per year. The documentation received from the life insurance company in prior years indicated that the owner of this policy was the President. The President recently discovered this was incorrect, and that the correct owner of this policy was in fact the Company. The policy's cash surrender value on March 31, 2010 was $45,146 - See Note No. 10.

During the fiscal year ended March 31, 2011, the Company changed its accounting policy to recognize deferred tax assets and liabilities as required by FASB Codification guidance on Income Taxes. This change resulted in a restatement of the financial statements which increased retained earnings by $513 at March 31, 2010.

SUPPLEMENTAL INFORMATION SCHEDULE

(See Independent Auditor's Report on the Supplemental Schedule)

ROY & BENTAS CPAs P.C.
Certified Public Accountants
697A Union Street, Manchester, NH 03104-3632
Telephone (603) 625-5715 or (603) 626-1040; Fax (603) 625-5717

INDEPENDENT AUDITOR'S REPORT ON THE SUPPLEMENTAL SCHEDULES REQUIRED BY RULE 17-a5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Board of Directors
of **Curbstone Financial Management Corporation**
Manchester, New Hampshire

We have audited the accompanying financial statements of Curbstone Financial Management Corporation as of and for the year ended March 31, 2011, and have issued our report thereon dated May 19, 2011. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

George Bentas, CPA

Roy & Bentas CPAs, P.C.
Certified Public Accountants
Manchester, New Hampshire

May 19, 2011.

CURBSTONE FINANCIAL MANAGEMENT CORPORATION
SUPPLEMENTAL SCHEDULES II - SELLING, GENERAL & ADMINISTRATIVE EXPENSES
FOR THE YEARS ENDED MARCH 31, 2011 AND 2010

	2011	%	2010	%
Selling Expenses:				
Commissions	$ 68,963	5.6%	$ 65,281	5.9%
Travel, Meals and Entertainment	23,223	1.9%	13,659	1.2%
Advertising	1,609	0.1%	805	0.1%
Sales Expenses	576	0.0%	1,032	0.1%
Total Selling Expenses	**$ 94,371**	**7.7%**	**$ 80,777**	**7.3%**
General and Administrative Expenses:				
Officer's Compensation	$ 639,273	52.0%	$ 468,286	42.6%
Employee Compensation - General	155,317	12.6%	129,397	11.8%
Payroll Taxes	48,309	3.9%	37,743	3.4%
Rent Paid to Officer	33,600	2.7%	50,916	4.6%
Professional Services	33,087	2.7%	26,871	2.4%
Office Supplies and Expenses	11,778	1.0%	7,539	0.7%
Employee Benefits	35,930	2.9%	31,784	2.9%
Pension Plan	24,730	2.0%	28,168	2.6%
Telephone and Other Communications	6,636	0.5%	7,244	0.7%
Depreciation	6,531	0.5%	6,917	0.6%
Dues and Subscriptions	4,570	0.4%	7,551	0.7%
Building Repairs and Maintenance	7,888	0.6%	6,927	0.6%
Equipment Rental	5,498	0.4%	5,550	0.5%
Licenses and Fees	3,539	0.3%	3,798	0.3%
Postage	7,043	0.6%	4,700	0.4%
Utilities	12,679	1.0%	11,804	1.1%
Quotation Services	2,478	0.2%	3,001	0.3%
Real Estate Taxes	7,115	0.6%	7,131	0.6%
Insurance	27,631	2.2%	24,191	2.2%
Vehicle Expenses and Mileage	1,485	0.1%	1,121	0.1%
Officer's Life Insurance	12,521	1.0%	3,521	0.3%
Donations to Local Charities	2,925	0.2%	4,500	0.4%
Professional Education	1,852	0.2%	2,734	0.2%
Printing and Reproduction Costs	300	0.0%	315	0.0%
Software Updates	22,358	1.8%	26,914	2.4%
Discretionary Spending - President	21,422	1.7%	13,362	1.2%
Discretionary Spending - Employees	29,147	2.4%	8,688	0.8%
Total General and Administrative Expenses	**$ 1,165,642**	**94.8%**	**$ 930,673**	**84.6%**

See Independent Auditor's Report

The accompanying notes are an integral part of these financial statements.

CURBSTONE FINANCIAL MANAGEMENT CORPORATION
Supplemental Schedule I
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
For The Year Ended March 31, 2011

Excess Net Capital Computations:

Total stockholders' equity		$ 284,815
Additions:		
None - No subordinated liabilities exist at March 31, 2011.		
There are no liabilities subordinated to claims of general creditors	0	
Total Additions		0
Total Capital		284,815
Deductions/Charges:		
Nonallowable Assets and Liabilities:		
Total Liabilities (none subordinated)	(25,353)	
Accounts Receivable	1,011	
Prepaid Expenses	3,930	
Equipment and Furniture, net of depreciation	16,059	
Total nonallowable assets		4,353
Net Capital		**289,168**
Haircuts:		
Restricted Reserve account with Raymond James @ 2%	589	
Total Haircuts		589
Current Net Capital		288,579
Minimum Capital Required per SEC Rule 15c3-1(a)(2)(iv)		50,000
Excess Net Capital at March 31, 2011		**$ 238,579**

NOTE 1: The major differences were as a result of depreciation expense, and accounts receivable and accounts payable. No material inadequacies were found to exist since the previous audit of March 31, 2010.

NOTE 2: Item (e) – Statement of changes in Stockholders' Equity

NOTE 3: Item (i) – Curbstone is exempt from the "Customer Protection: Reserves and Custody of Securities" Rule 15c3-3 under Rule 15c3-3(k)(2)(ii).

NOTE 4: Item (n) – No material differences existed.

See Independent Auditor's Report

The accompanying notes are an integral part of these financial statements.

CURBSTONE FINANCIAL MANAGEMENT CORPORATION
Supplemental Schedule I
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
For The Year Ended March 31, 2011

			Amounts
Reconciliation with Company's computation (included in part II of Form X-17A-5 as of March 31, 2011)			
Net capital, as reported in the Company's part II (unaudited) FOCUS report		$	248,452
Allowable assets erroneously omitted or misclassified on FOCUS report:			
Refundable federal taxes	25,360		
Refundable state taxes	4,141		
Audit adjustment relating to refundable state taxes	(841)		
Other deductions/charges per FOCUS report	4,000		
Corrected cash balance in life insurance policy	42,589		
Total of amounts erroneously omitted from FOCUS report			75,249
Nonallowable assets reported and audit adjustments:			
Other audit adjustments	645		
Audit adjustment relating to fixed assets	(11,258)		
Incorrect balance in life insurance policy per FOCUS report	45,146		
Totals of nonallowable assets and audit adjustments			(34,533)
Net Capital per the preceding		**$**	**289,168**

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited part II of Form X-17A-5 as of March 31, 2011.

See Independent Auditor's Report

The accompanying notes are an integral part of these financial statements.

ROY & BENTAS CPAs, P.C.
Certified Public Accountants
697A Union Street, Manchester, NH 03104-3632
Telephone (603) 625-5715 or (603) 626-1040; Fax (603) 625-5717

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE

To the Board of Directors of
Curbstone Financial Management Corporation
Manchester, NH

In planning and performing our audit of the financial statements of Curbstone Financial Management Corporation as of and for the year ended March 31, 2011 (on which we have issued our report dated May 19, 2011), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from

-Continued on Next Page-

To the Board of Directors of
Curbstone Financial Management Corporation

unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

George Bentas, CPA

Roy & Bentas CPAs, P.C.
Manchester, NH
May 19, 2011.

ROY & BENTAS CPAs, P.C.
Certified Public Accountants
697A Union Street, Manchester, NH 03104-3632
Telephone (603) 625-5715 or (603) 626-1040; Fax (603) 625-5717

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Board of Directors of Curbstone Financial Management Corporation
741 Chestnut Street
Manchester, NH 03104

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments in regards to Form SIPC-7 - *General Assessment Reconciliation* to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2010 to March 31, 2011, which were agreed to by Curbstone Financial Management Corporartion and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the SIPC, solely to assist you and the other specified parties in evaluating Curbstone Financial Management Corporation's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Curbstone Financial Management Corporartion's management is responsible for the Corporartion's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Forms SIPC-7 and SIPC-6 with respective cash disbursement records entries found in the Company's financial software, their respective bank statements, and cancelled checks and noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the fiscal year ended March 31, 2011, as applicable, with the amounts reported in Forms SIPC-7 and SIPC-6 for the period from April 1, 2010 to March 31, 2011 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and Auditor's working papers and found no adjustments were made or necessary. No adjustments were reported for the fiscal year ended March 31, 2011.;

4. Proved the arithmetical accuracy of the calculations reflected in Forms SIPC-7 and SIPC-6, and in the attached schedule - *Determination of "SIPC Net Operating Revenues" and General Assessment*, to the audited financial statements and the auditor's working papers noting no differences; and

-Continued on Next Page-

To the Board of Directors of
Curbstone Financial Management Corporation

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences. No overpayments were noted on Form SIPC-7 for the fiscal year ended March 31, 2011.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

George Bentas, CPA

Roy & Bentas CPAs, P.C.
Certified Public Accountants
Manchester, New Hampshire

May 19, 2011.